U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 21, 2011

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 290 to the Trust’s Registration Statement on Form N-1A, filed on February 15, 2012 pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No. 290.

Post-Effective Amendment No. 290 was filed for the purpose of adding two new series to the Trust: the Phase Tactical 500 Fund and the Phase Tactical 2000 Fund (the “Funds”).  The Trust is filing this application for withdrawal due to inaccurate disclosure included in the principal investment strategies sections of the prospectus included with Post-Effective Amendment No. 290.  The Trust intends to file a new Post-Effective Amendment pursuant to Rule 485(a) under the 1933 Act to establish the Funds as new series of the trust on February 21, 2012.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 21st day of February, 2012.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President